UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 6, 2006

John M. Gherlein
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Re: Outback Steakhouse, Inc.
Incoming letter dated January 6, 2006

Dear Mr. Gherlein:

This is in response to your letters dated January 6, 2006 and January 17, 2006 concerning the shareholder proposal submitted to Outback by People for the Ethical Treatment of Animals. We have also received a letter from the proponent dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

874691

BAKER
&
HOSTETLER LLP
COUNSELLORS AT LAW

RECEIVED
2006 JAN -9 PM 4:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

3200 NATIONAL CITY CENTER • 1900 EAST 9TH STREET • CLEVELAND, OHIO 44114-3485 • (216) 621-0200 • FAX (216) 696-0740

JOHN M. GHERLEIN
WRITER'S DIRECT DIAL NUMBER (216) 861-7398
E-MAIL: JGHERLEIN@BAKERLAW.COM

January 6, 2006

VIA HAND DELIVERY AND ELECTRONIC MAIL: cfletters@sec.gov

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 6 2006
WASH. DC 158

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934/Rule 14a-8 -- Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

We are counsel to Outback Steakhouse, Inc., a Delaware corporation (the "Company"). The Company has received a shareholder proposal, dated December 13, 2005 (the "Proposal"), from People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the Company's proxy materials for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons discussed below. The Company respectfully requests confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action against the Company if it excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(i)(7) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In accordance with Rule 14a-8(j) promulgated under the Exchange Act, enclosed are six (6) copies of (i) this letter and (ii) the Proposal. One (1) copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials. Also, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company intends to file with the Commission its definitive proxy materials for the 2006 Annual Meeting.

I. The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") "issue interim reports to shareholders following the second, third, and fourth quarters of 2006 detailing the progress made toward accelerating the implementation of [controlled-atmosphere killing ("CAK")]." The Proposal's background statements note the Company's lack of progress toward implementation of CAK by its poultry suppliers, cite benefits of CAK, and discuss statements and actions of a few other food industry companies regarding CAK.

II. Grounds for Exclusion: The Proposal May Be Excluded As Relating To Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998), the Commission noted that "[t]he policy underlying the ordinary business exclusion rests on two central considerations." The first consideration deals with the subject matter of the proposal. Some tasks are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *Rel. 34-40018.* However, a proposal regarding an otherwise ordinary business subject matter, but focusing on sufficiently significant social policy issues, generally would not be considered to be excludable because such issues transcend day-to-day business matters.

The second consideration (the "Micro-Management Consideration") deals with the degree to which a proposal delves into complex matters that shareholders, as a group, are generally unable to make informed judgments about. A proposal involving "intricate detail, or seek[ing] to impose specific time-frames or methods for implementing complex policies," may be excludable. *Rel. 34-40018.* The Commission noted that determinations will be made on a case-by-case basis. A proposal may be reasonably detailed when related to social policy implications, but when a proposal becomes too detailed, specific or complex, the link to a social policy may become too attenuated to justify inclusion of the proposal in proxy materials.

Summary of the Company's reasons for exclusion. The Company believes the Proposal is excludable based on the Micro-Management Consideration of the ordinary business exclusion, notwithstanding its relation to the social policy issue of animal treatment.

The Company is a holding company that operates and franchises several restaurant concepts, including Outback Steakhouse, Carrabba's Italian Grill, Fleming's Prime Steakhouse and Wine Bar, Cheeseburger in Paradise, Bonefish Grill, Paul Lee's Chinese Kitchen, Lee Roy Selmon's and Roy's. The Company operates or franchises over 1,250 restaurants across all of its concepts. The Company purchases chicken from three integrated suppliers (as of the end of this month) and one unintegrated supplier that purchases slaughtered chickens from one of the integrated suppliers. The Company also has numerous other suppliers for the other products and ingredients it purchases for its various restaurant concepts.

The Proposal delves too deeply into complex matters by assuming the Company is "accelerating the implementation of CAK," which can only be implemented by the Company's poultry suppliers, and by seeking multiple, detailed reports at specific time periods on a discrete portion of the Company's business. The Proposal crosses the line between addressing a recognized significant social policy and micro-managing the Company's business.

In support of its position, the Company notes that the Staff granted the no-action request of Pfizer Inc. regarding a shareholder proposal requesting the cessation of donations promoting animal testing. *Pfizer Inc. (Jan. 28, 2005).* Considering that the company made thousands of donations in a single year, the Staff agreed that the proposal delved too deeply into the micro affairs of the company. *See also NSTAR (Nov. 29, 2005)* (proposal seeking a report on management response to animals being shocked by the company's electric utility network excluded as ordinary business).

Proponent's recent shareholder proposals that were not excludable from proxy materials were materially different from the current Proposal. The Proposal does not request that management assess the feasibility of CAK implementation by suppliers or seek a broader commitment to humane animal treatment like those previous proposals did. Rather, it assumes actual implementation of one specific technology by third party suppliers and seeks frequent detailed reports on the progress toward that implementation. *See Hormel Foods Corp. (Nov. 10, 2005); Wendy's International, Inc. (Feb. 8, 2005)* (both denying no-action requests regarding proposals seeking feasibility reports on the implementation of CAK by suppliers)*; see also 3M Co. (Feb. 22, 2005); Dow Chemical Corp. (Jan. 21, 2005)* (both denying no-action requests regarding proposals seeking commitments to certain non-animal testing and regulatory applications). These recent proposals by the Proponent were not excludable because they related to a sufficiently significant social policy, but, unlike the current Proposal, they did not cross the line into micro-management.

The Proposal seeks to implement a new technology. Requiring suppliers to implement a specific new technology, such as CAK, requires a complex assessment of costs and benefits requiring specialized expertise and business judgment. Management is uniquely suited to conduct this analysis and consider the financial, quality, safety, public perception, timing and feasibility aspects of demanding that its poultry suppliers use a specific new technology, or alternative technologies. Therefore, the Staff has consistently permitted exclusion of proposals seeking to implement specific technologies or processes. *See, e.g., Union Pacific Corp. (December 16, 1996)* (proposal seeking status report on new railroad safety systems excluded as dealing with ordinary business operations, in the Staff's words, "the development and adaptation of new technology"); *WPS Resources Corp. (February 16, 2001)* ("choice of new technologies" relates to ordinary business matters); *see also McDonald's Corp. (March 24, 1992)* (allowing exclusion of proposals dealing with food preparation processes as ordinary business despite potential health implications).

The Proposal's clear purpose is the implementation of CAK. In prior shareholder proposals to other companies, the Proponent has recognized and deferred to management's difficult role in assessing complex technologies, *i.e.* by proposing that management assess the feasibility of CAK. Here, however, the Proposal does not defer to management as to whether to require implementation of CAK but rather requests three reports on progress towards "accelerating the implementation of CAK." As Proponent's background statement implies, the Company does not presently have a plan to accelerate the implementation of CAK. Therefore, by requesting reports regarding the acceleration of implementation of CAK, the Proposal is implicitly calling for the implementation of CAK. The Proponent attempts to use form (a request for progress reports) to obscure the substance (a request for implementation of specific new technology) of its Proposal. As the Commission noted in Release 34-20091 (August 16, 1983), the subject matter of a proposed report is determinative on the issue of whether the proposal relates to ordinary business matters. *See also NSTAR (Nov. 29, 2005)* (proposal seeking report on management's actions was excluded because the actions that would be the subject of such a report dealt with the complex task of maintaining a utility network); *Union Pacific Corp. (Dec. 16, 1996)* (as previously noted, the excluded proposal sought a status report on new railroad safety systems).

The subject matter of the requested report is the implementation of new technology, an ordinary business matter. By seeking implementation of a specific technology, the Proponent moves from advocating a social policy into micro-management of a business resulting in the Proposal being excludable under Rule 14a-8(i)(7). For example, railroad safety is certainly a sufficiently significant social policy, but the specific manner in which a company addresses that policy (*i.e.* the choice and manner of implementing new technology) has been determined to be an ordinary business matter. *Union Pacific Corp. (December 16, 1996).* Similarly, although the humane treatment of animals may be a significant social policy, the Proposal is attempting to dictate the precise timing and method of addressing the issue and therefore is not appropriate.

The Proposal's request for a progress report is too detailed and specific. Shareholder proposals regarding socially significant issues have been excluded on prior occasions for requesting reports that are too detailed or specific. For example, a proposal calling for "a specific method of preparation and . . . specific information to be included in a highly detailed report" concerning global warming is excludable. *Ford Motor Co. (March 2, 2004).* In another example, a proposal requesting progress reports concerning equal employment and affirmative action was excluded as ordinary business. *Wal-Mart Stores, Inc. (April 10, 1991)* (despite the fact that discrimination is a recognized sufficiently significant policy).

The Proposal seeks three (3) separate reports to be provided at specific intervals within a short period of time detailing the progress made toward the implementation of CAK. The requested reports relate not to the Company's operations, but to the specific technology used by the Company's three (3) direct or indirect suppliers, a discrete portion of the Company's large overall operations. It would require management to coordinate with these suppliers on an ongoing basis in order to gather the necessary details regarding the suppliers' plans, if any, on the implementation of CAK. These plans could be complex and not fully developed. In addition, all of this would be done merely to repetitively report what the Proponent implies in its Proposal, namely that the Company does not currently have a plan to require its suppliers to accelerate the implementation of CAK. These reports, focusing only on one specific technology and one type of supplier, would not advance the Proponent's broader cause, significant as it may be, in such a manner as to justify inclusion in the Company's proxy statement.

III. Conclusion

Based on the foregoing, the Company believes it may omit the Proposal from its proxy materials for its 2006 Annual Meeting. The Proposal seeks to micro-manage the affairs of the Company in an unreasonable manner. Viewed as an attempt to implement a new technology, or alternatively, as an attempt to impose upon management a repetitive and superfluous reporting obligation, the Proposal delves too deeply into the specific and detailed affairs of management. Therefore, the Company respectfully requests that the Staff not recommend enforcement action if the Proposal is omitted from its proxy materials.

If the Staff has any questions or concerns regarding this filing, please contact the undersigned at (216) 861-7398 or jgherlein@bakerlaw.com, or Peter Van Euwen at (216) 861-7598 or pvaneuwen@bakerlaw.com.

Sincerely,

John M. Gherlein

John M. Gherlein

cc: Matt Prescott, People for the Ethical Treatment of Animals

Enclosure

23120, 91001, 101181142.5

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Outback Steakhouse, Inc., 2006 Shareholder Resolution *re* Humane Poultry Slaughter

Submission Date: December 13, 2005

Submitted to:
Outback Steakhouse, Inc.
Corporate Secretary
2202 N. West Shore Blvd., Ste. 500
Tampa, FL 33607

Submitted by:
People for the Ethical Treatment of Animals (PETA)
501 Front St.
Norfolk, VA 23510
757-622-0457 (fax)

WHEREAS, on its Web site, Outback Steakhouse, Inc. ("Outback"), makes no mention of poultry welfare policies or standards; and

WHEREAS consumers consider birds' welfare when making dining choices; and

WHEREAS Outback's competitors—including McDonald's, Burger King, and Denny's—recognize the need for humane slaughter methods to keep their competitive advantages and are particularly committed to improving conditions in their poultry suppliers' slaughterhouses; and

WHEREAS Outback purchases chickens from suppliers that use the outdated method of electrical stunning, in which the birds' legs are forced into metal shackles and the birds are shocked with an electric current, have their throats slit, and are dropped into tanks of scalding-hot water, so that they are often still conscious when they suffer this hideous cruelty; and

WHEREAS Outback has yet to make notable progress on implementing the new USDA-approved method of poultry slaughter called "controlled-atmosphere killing" (CAK), which replaces the oxygen that birds are breathing with inert gasses, gently and effectively putting them to sleep; and

WHEREAS a report commissioned by McDonald's ("the report") concurred that CAK is, as animal welfare experts have described it, the most humane method of poultry slaughter ever developed and admitted that CAK "has advantages [over electrical stunning] from both an animal welfare and meat quality perspective … obviates potential distress and injury … can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress" and would eliminate the pain of premature shocks and inadequate stunning that are associated with electrical stunning; and

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

WHEREAS, on its Web site, Outback claims that "the safety and quality of our food products is our number one priority"; and

WHEREAS the report further concludes that McDonald's European suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality;[1] and

WHEREAS, although CAK is optimal for both the birds' well-being and for profit, Outback has yet to implement it or show any signs of progress toward that end; and

WHEREAS, while McDonald's, Burger King, Denny's, and others continue to make progress toward adopting the technology and it continues to be used in Europe (as it has been for nearly a decade), Outback has yet to show its shareholders what it is doing to gain the competitive advantage of adopting this humane slaughter technology;

NOW, THEREFORE, BE IT RESOLVED that shareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 detailing the progress made toward accelerating the implementation of CAK.

---

[1]These are the same improvements that Hormel Foods recently touted in a letter to PETA describing CAK.

January 11, 2006

RECEIVED

2006 JAN 12 PM 2:57

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of Outback Steakhouse, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 6, 2006, submitted to the SEC by Outback Steakhouse, Inc. ("Outback" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), asserting that that the proposal relates to ordinary business operations and seeks to micro-manage.

The resolution at issue reads as follows:

> [S]hareholders request that the Board of Directors issue interim reports to shareholders following the second, third, and fourth quarters of 2006 that detail the progress made toward accelerating the implementation of [controlled-atmosphere killing, or] CAK.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7):

Outback argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "micro-manage" the Company.

The proposal under review involves broad and significant social policy considerations, as CAK would improve the workplace environment and enhance food safety, in addition to eliminating a wide array of animal welfare abuses resulting from the Company's current slaughter method. With CAK, slaughterhouse workers are less likely to experience the panoply of injuries associated with the hanging, electrical stunning, and cutting method of slaughter. Before slaughter, these terror-stricken animals are struggling to escape their captors. The results are frequent injuries to both the birds and the handlers who must hang each individual chicken, one-by-one, upside down in leg shackles, so they can proceed to the electrical stunning bath prior to having their throats slit. CAK would reduce the potential for injury to workers and birds, reduce the number of workers needed in the slaughterhouse, and advance the humane treatment of animals.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Outback supports its micro-management argument by stating:

> [Implementation of the Proposal] would require management to coordinate with these suppliers on an ongoing basis in order to gather the necessary details regarding the suppliers' plans, if any, on the implementation of CAK.

Forging change aimed at achieving a beneficial social policy – in this case the promotion of improved working conditions and a more humane method of slaughter for the birds – transcends the day-to-day business operations of the Company, and the attendant micro-managing exception under the SEC regulations.

Most significantly on this point, the Staff in *The Gillette Co.* (avail. Jan. 4 1996) ruled that Gillette could not omit a proposal requesting that the company issue a report on its efforts to eliminate all animal testing by a date certain. The Staff found that the resolution was not excludable under the predecessor to the current Rule 14a-8(i)(7). That ruling has applicability to the matter at hand.

Conclusion:

The Company's position that PETA's resolution is excludable under Rule 14a-8(i)(7) is insupportable. The proposal embraces a significant social and public policy issue, and does not involve micro-managing the Company. The Staff's previous rulings support inclusion of the resolution. Reporting to shareholders on the implementation of an emerging animal processing technology that benefits worker, animals, and the bottom line, does not fall within any of the SEC exceptions.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if it fails to include the Proposal in its 2006 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (703) 478-5995.

Very truly yours,

Susan L Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: Peter W. Van Euwen III (by e-mail to pvaneuwen@bakerlaw.com)

BAKER
&
HOSTETLER LLP
COUNSELLORS AT LAW

3200 NATIONAL CITY CENTER • 1900 EAST 9TH STREET • CLEVELAND, OHIO 44114-3485 • (216) 621-0200 • FAX (216) 696-0740

JOHN M. GHERLEIN
WRITER'S DIRECT DIAL NUMBER (216) 861-7398
E-MAIL: JGHERLEIN@BAKERLAW.COM

January 17, 2006

VIA UPS AND ELECTRONIC MAIL: ***cfletters@sec.gov***

RECEIVED
2006 JAN 18 PM 1:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals for Inclusion in the 2006 Proxy Statement of Outback Steakhouse, Inc.

Ladies and Gentlemen:

This letter is being submitted on behalf of Outback Steakhouse, Inc. (the "Company" or "Outback") in response to the letter dated January 11, 2006 submitted by Susan L. Hall, Legal Counsel for People for the Ethical Treatment of Animals (the "Proponent"), regarding the Proponent's shareholder proposal for inclusion in the Company's proxy materials for its 2006 annual meeting (the "Proposal"). Please also reference the Company's no-action request letter dated January 6, 2006 (the "Original Letter").

The Proponent's letter focuses on the benefits of implementation of CAK, making it clear that the Proposal's purpose is the implementation of this specific technology. The goal of the Proposal is not to gather information or evaluate the Company's general policy regarding animal treatment, it is to implement CAK.

In its letter, the Proponent states that "[f]orging change aimed at achieving a beneficial social policy . . . transcends the . . . micro-managing exception." *Proponent Response Letter, Jan. 11, 2006.* However, Exchange Act Release 40018 made it clear that determinations on whether a proposal is micro-management "will be made on a case-by-case basis." *Rel. 34-40018 (1998)*, at 22-25. Merely touching upon an important social policy does not justify shareholder micro-management. Rather, detailed, specific or complex proposals must be a reasonable means of addressing that important policy.

The Proponent claims that "the Company's current slaughter method" results in injuries to workers and animal welfare abuses. *Proponent Response Letter, Jan. 11, 2006.* However, the Company does not slaughter chickens. Rather, the Company purchases slaughtered chickens from independent suppliers. The Proposal, directed to the Company solely in its role as a purchaser of slaughtered chickens and seeking to force its third-party suppliers to implement one specific technology, is not a reasonable means of addressing the broader policy concerns cited by the Proponent. The Company's Original Letter discusses in more detail why the Proposal crosses the line between addressing a recognized significant social policy and micro-managing the business.

The Proponent also cites the Staff's rejection in 1996 of a no-action request in *The Gillette Co. (avail Jan. 4, 1996)* regarding a proposal seeking a report on efforts to eliminate animal testing by a set date. However, the Gillette proposal involved reporting of ongoing efforts by a company which had previously committed to discontinue animal testing, and addressed animal testing generally. Additionally, the Gillette proposal asked for a statement as part of an annual report that already existed on the subject of animal testing. In contrast, the Proponent's Proposal seeks the implementation of a specific technology, CAK, and not by Outback, since the Company does not slaughter chickens. Rather, it seeks implementation by third-party suppliers by requesting three successive detailed reports on implementation of that technology. As discussed in the Original Letter, the Securities and Exchange Commission has consistently determined that implementation of a new technology is an ordinary business matter.

For the reasons set forth above and in the Original Letter, the Company respectfully requests that the Staff not recommend enforcement action if the Proposal is omitted from its proxy materials. Enclosed please find six (6) copies of this letter. Please return one file stamped copy of this letter to the undersigned in the enclosed envelope. One (1) copy of this letter is being sent simultaneously to the Proponent. If the Staff has any questions or concerns regarding this filing, please contact the undersigned at (216) 861-7398 or jgherlein@bakerlaw.com, or Peter Van Euwen at (216) 861-7598 or pvaneuwen@bakerlaw.com.

Sincerely,

John M. Gherlein

John M. Gherlein

cc: Susan L. Hall, People for the Ethical Treatment of Animals

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 6, 2006

John M. Gherlein
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Re: Outback Steakhouse, Inc.
Incoming letter dated January 6, 2006

Dear Mr. Gherlein:

This is in response to your letters dated January 6, 2006 and January 17, 2006 concerning the shareholder proposal submitted to Outback by People for the Ethical Treatment of Animals. We have also received a letter from the proponent dated January 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Outback Steakhouse, Inc.
Incoming letter dated January 6, 2006

The proposal requests that the board issue interim reports to shareholders detailing the progress made toward accelerating the implementation of controlled-atmosphere killing.

We are unable to concur in your view that Outback may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Outback may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Outback Steakhouse, Inc.
Incoming letter dated January 6, 2006

The proposal requests that the board issue interim reports to shareholders detailing the progress made toward accelerating the implementation of controlled-atmosphere killing.

We are unable to concur in your view that Outback may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Outback may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel